EXHIBIT 21

SUBSIDIARIES OF CLUBCORP HOLDINGS, INC. (1)

Subsidiary	Jurisdiction of Organization
CCA Club Operations Holdings, LLC (2)	Delaware
Fillmore CCA Assets Co. II, Inc. (3)	Delaware

(1) The names of certain subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary,” have been omitted.

(2) CCA Club Operations Holdings, LLC is a direct wholly-owned subsidiary of ClubCorp Holdings, Inc. 185 consolidated wholly-owned subsidiaries of CCA Club Operations Holdings, LLC operating in the hospitality line of business have been omitted, 175 of which operate in the United States and 10 of which operate in foreign countries.

(3) Fillmore CCA Assets Co. II Inc. is a direct wholly-owned subsidiary of ClubCorp Holdings, Inc. 1 consolidated wholly-owned subsidiary of Fillmore CCA Assets Co. II Inc., which is the general partner for a real estate development line of business that operates in the United States, has been omitted.